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                          [ALLERGAN, INC. LETTERHEAD]



Jeffrey L. Edwards
Vice President, Treasurer

February 4, 1998

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:     ALLERGAN, INC. ("ALLERGAN")
        REGISTRATION STATEMENT ON FORM S-3 (NO. 333-44031)
        APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

The undersigned registrant hereby makes application, pursuant to paragraph (a) of Rule 477 under the Securities Act of 1933, as amended, to withdraw the above Registration Statement. This application is made on the grounds that the above Registration Statement is not necessary in light of the change in the terms of the transaction eliminating the ability to exercise the Class A Common Stock Purchase Option using shares of Allergan Common Stock.

If you should have any questions regarding this application, please contact Thomas A. Coll or Jane K. Adams of Cooley Godward LLP at (619) 550-6000.

Sincerely,

ALLERGAN, INC.


/s/ JEFFREY L. EDWARDS
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cc:     M. Kathleen Haller, Esq.
        Francis R. Tunney, Jr., Esq.
        Thomas A. Coll, Esq.
        Jane K. Adams, Esq.